Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288355

PROSPECTUS SUPPLEMENT NO. 2

(To prospectus dated July 24, 2025)

JEFFS’ BRANDS LTD

Up to 5,247,776 Ordinary Shares

This prospectus supplement updates, amends, and supplements the prospectus dated July 24, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1, as amended (Registration No. 333-288355). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on September 22, 2025. Accordingly, we have included the Form 6-K in this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Ordinary Shares and warrants issued as part of our initial public offering are listed on the Nasdaq Capital Market under the symbol “JFBR” and “JFBRW,” respectively. On September 19, 2025, the last reported sale price of the Ordinary Shares and Public Warrants was $4.630 and $0.03, respectively. There is no established market for the Promissory Notes and we do not intend to apply to list the Promissory Notes on any securities exchange or other nationally recognized trading system.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS AND IN OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024.

Neither the SEC nor any state or other securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 22, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) consists of Jeffs’ Brands Ltd’s (the “Company”): (i) Unaudited Condensed Consolidated Financial Statements as of, and for the six months ended, June 30, 2025, which are attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025, which is attached hereto as Exhibit 99.2.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459) to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

1

EXHIBIT INDEX

Exhibit No.
99.1	Jeffs’ Brands Ltd’s Unaudited Condensed Consolidated Financial Statements as of, and for the six months ended, June 30, 2025.
99.2	Jeffs’ Brands Ltd’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: September 22, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

3

Exhibit 99.1

JEFFS’ BRANDS LTD

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025

(UNAUDITED)

JEFFS’ BRANDS LTD

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2025	2024
		Unaudited	Audited
		USD in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		6,066	2,564
Restricted deposit		19	17
Trade receivables		507	420
Other receivables		940	491
Inventory		4,091	4,052
Total current assets		11,623	7,544
NON-CURRENT ASSETS:
Other receivables		325	-
Property and equipment, net		367	184
Investment accounted for using the equity method	4	678	754
Investment at fair value		4	5
Intangible assets, net	6	5,592	4,945
Goodwill		1,090	-
Operating lease right-of-use assets		3,306	292
Total non-current assets		11,362	6,180
TOTAL ASSETS		22,985	13,724

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables		863	458
Other payables	7	3,861	1,257
Convertible promissory notes	8	271	-
Total current liabilities		4,995	1,715
NON-CURRENT LIABILITIES:
Operating lease liabilities		1,063	199
Convertible promissory notes	8	6,801	-
Derivative liabilities	8	1,509	6,220
Deferred taxes		456	33
Total non-current liabilities		9,829	6,452
TOTAL LIABILITIES		14,824	8,167

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value per share - Authorized: 1,500,000,000 and 90,000,000 as of June 30, 2025 and December 31, 2024, respectively; Issued and outstanding: 553,486 and 100,931 ordinary shares as of June 30, 2025 and December 31, 2024, respectively.		-	-
Additional paid-in-capital		26,983	21,637
Accumulated deficit		(18,822)	(16,080)
TOTAL SHAREHOLDERS’ EQUITY		8,161	5,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		22,985	13,724

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Six months ended June 30,
		USD in thousands (*)
		Unaudited
	Note	2025	2024
Revenues		6,984	6,198
Cost of sales		6,415	5,441

Gross profit		569	757

Operating expenses:

Sales and marketing		661	603
General and administrative		3,483	2,413
Equity in loss of affiliate		76	245
Other income		(65)	(60)

Operating loss		(3,586)	(2,444)

Financial expenses (income), net	9	(750)	1,367

Loss before taxes		(2,836)	(3,811)

Tax expenses (income)		(94)	64

Net loss for the period		(2,742)	(3,875)

Loss per ordinary share (basic and diluted)		(14.08)	(153.30)	(**)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted		194,893	25,277	(**)

(*)	Except for share and per share data.

(**)	Share and per share data in these condensed consolidated financial statements have been retroactively adjusted to reflect the reverse share splits effected in June 2025 and November 2024. See Note 1d.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD

CONDENSED CONSOLIDATED STATEMENTS OF

INTERIM CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Ordinary Shares		Additional paid-in-		Accumulated
	Number	Amount	capital		deficit	Total

BALANCE AT DECEMBER 31, 2024	101,030	-	21,637		(16,080)	5,557
Net loss for the period	-	-	-		(2,742)	(2,742)
Issuance of ordinary shares and pre-funded warrants, net (**)	38,971	-	541		-	541
Exercise of pre-funded warrants	75,060	-	(*	)		(*	)
Exercise of Series A warrants	32,660	-	905		-	905
Conversions of convertible promissory note	274,968	-	3,159		-	3,159
Reclassification of warrants from liability to equity	-	-	232		-	232
Share-based payment	30,797	-	509		-	509
BALANCE AT JUNE 30, 2025	553,486	-	26,983		(18,822)	8,161

	Ordinary Shares		Additional paid-in-		Accumulated
	Number	Amount	capital		deficit	Total

BALANCE AT DECEMBER 31, 2023	5,501	-	16,787		(8,276)	8,511
Net loss for the period	-	-	-		(3,875)	(3,875)
Issuance of ordinary shares, pre-funded warrants and warrants, net	8,527	-	2,557		-	2,557
Exercise of Series B warrants	23,788	-	-		-	-
Exercise of pre-funded warrants	3,711	-	(*	)	-	(*	)
BALANCE AT JUNE 30, 2024	41,527	-	19,344		(12,151)	7,193

(*)	less than 1 thousand.

(**)	Issuance costs in the amount of approximately $41 thousand.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2025	2024
	USD in thousands
	Unaudited
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(2,742)	(3,875)

Adjustments to reconcile net loss to net cash from (used in) operating activities:
Exchange differences on cash and cash equivalent	(30)	5
Finance expenses on lease liabilities	25	(3)
Amortization of intangible assets	436	384
Depreciation	28	6
Loss from change in the fair value of a financial asset at fair value	1	57
Equity losses	76	245
Change in fair value of derivative liabilities – warrants	(5,628)	730
Change in fair value of derivative liabilities – promissory notes	4,686	-
Changes in deferred taxes, net	(97)	(27)
Issuance costs of financial instruments classified as derivative liabilities	-	603
Gain from reassessment of lease term	(111)	-
Remeasurement of a Deferred Payment	25	-
Share-based payment	509	-
	(80)	2,000

Changes in operating assets and liabilities:
Decrease in trade receivables	160	233
Decrease in operating lease right-of-use assets	1,385	42
Decrease in operating lease liabilities	(1,198)	(42)
Decrease in other receivables	(511)	98
Increase in inventory	(39)	(1,968)
Increase (decrease) in accounts payable and other payables	618	(22)
Increase in restricted deposit	(2)	-
Net cash used in operating activities	(2,409)	(3,534)

CASH FLOWS USED IN INVESTING ACTIVITIES:

Acquisition of Pure Logistics, net of cash acquired (see Note 3)	(2,253)	-
Purchase of property and equipment	(6)	(8)
Purchase of investment accounted for using the equity method	-	(98)
Purchase of intangible asset	-	(330)
Net cash used in investing activities	(2,259)	(436)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:

Issuance of ordinary shares and pre-funded warrants, net	541	6,255
Exercise of Series A warrants	534	-
Proceeds from issuance of convertible notes	7,065	-
Net cash from (used in) financing activities	8,140	6,255

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,472	2,285
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,564	535
LOSSES FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	30	(5)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,066	2,815

Supplemental disclosure of cash flow information:
Taxes paid	7	92
Interest received	6	60
Interest paid	12	15

Supplemental disclosure of noncash investing and financing activities:
Right of use assets obtained in exchange for lease liabilities	1,715	-
Reclassification of warrants from liability to equity	232	-

Supplemental disclosure of the acquisition of Pure Logistics:
Working capital other than cash	493	-
Property and equipment, net	205	-
Operating lease right-of-use assets	6,119	-
Intangible assets – customer relationships	1,083	-
Goodwill	1,090	-
Operating lease liabilities	(5,742)	-
Deferred tax liability	(520)	-
Deferred payment	(475)	-
Total cash from investment in newly consolidated subsidiary	2,253	-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — GENERAL INFORMATION

a.	General

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) was incorporated in Israel on March 7, 2021. As of June 30, 2025, the Company had six wholly owned subsidiaries — Smart Repair Pro (“Smart Pro”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), Fort Products Ltd. (“Fort”), Fort Products LLC and Pure NJ Logistics LLC (“Pure Logistics”) (together the “Subsidiaries”). The Company and its Subsidiaries (collectively, the “Group”), other than Pure Logistics, are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon marketplace (“Amazon”). Pure Logistics operates a logistics center specializing in warehousing and distribution services. As of July 7, 2025 Jeffs’ Brands also holds approximately 75.02% of the equity interest of Fort Technology Inc. (“Fort Technology”, formerly known as Impact Acquisitions Corp).

In addition, the Company holds approximately 49% of the issued and outstanding shares of common stock of its affiliate – SciSparc Nutraceuticals Inc. (“SciSparc U.S.”). For additional information see Note 4a.

As of June 30, 2025, the Company, together with its Subsidiaries and affiliates, operated eight Brands on Amazon: KnifePlanet, CC-Exquisite, PetEvo, Whoobli, Roshield, Entopest, Rempro, and Birdgo. In addition, the Company’s has a minority interest in SciSparc U.S., which operates the Wellution brand on Amazon.

b.	Concentration Risk

The Group’s activities are mainly conducted through Amazon’s commercial platform. Any material change, whether temporary or permanent, including changes in Amazon’s terms of use and/or its policies, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

In addition, the Group is engaged with a small number of suppliers as part of the production process of the Brands. Any material changes in the supply process, whether temporary or permanent, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

c.	Liquidity

During the six months ended June 30, 2025, the Group incurred a net loss of $2,742 thousand and cash flows used in operating activities were $2,409 thousand. As of June 30, 2025, the Group had an accumulated deficit of approximately $18,822 thousand.

The Group intends to continue to finance its operating activities through the sale of products via the Brands, revenues from warehousing and distribution services and through raising additional capital, as needed.

As described in Note 5f, in June 2025, the Company entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor, pursuant to which it may issue and sell, from time to time, convertible promissory notes in the aggregate principal amount of up to $100 million. Accordingly, the Company’s management anticipates that the Company’s cash and cash equivalents as of the issuance date of these interim condensed consolidated financial statements and the future expected cash flow from the issuance of additional convertible promissory notes will be sufficient to support the Group’s current operations for more than 12 months from such date.

d.	Reverse Share Splits

On June 16, 2025, the Company effected a one-for-seventeen (1-for-17) reverse share split of its ordinary shares (the “2025 Reverse Split”). As a result of the 2025 Reverse Split, every seventeen (17) shares of ordinary shares issued and outstanding were combined into one ordinary share.

On November 20, 2024, the Company effected a one-for-thirteen (1-for-13) reverse share split of its ordinary shares (the “2024 Reverse Split”). As a result of the 2024 Reverse Split, every thirteen (13) shares of ordinary shares issued and outstanding were combined into one ordinary share.

All outstanding securities entitling their holders to purchase ordinary shares, including promissory notes and warrants convertible into or exercisable for ordinary shares, were adjusted pursuant to their terms, as a result of the 2025 Reverse Split and the 2024 Reverse Split. The 2025 Reverse Split and the 2024 Reverse Split did not affect the number of ordinary shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these financial statements to reflect the 2025 Reverse Split and the 2024 Reverse Split.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited Interim Financial Statements

The accompanying unaudited interim consolidated condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) applicable to interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

The results of operations for the six months ended June 30, 2025, are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2025.

b.	Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Group. All intercompany balances and transactions have been eliminated in consolidation.

c.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, deferred taxes, inventory impairment, derivative liability, useful lives of intangible assets, intangible assets impairment as well as in estimates used in applying the revenue recognition policy. Actual results may differ from those estimates.

In the preparation of these condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s consolidated financial statements for the year ended December 31, 2024.

d.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the Group’s financial statements for the year ended December 31, 2024, other than:

Business Combinations

The Company accounted for the business combination in accordance with ASC 805, “Business Combinations” (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill only for adjustments resulting from facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of income.

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at the reporting unit level, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Any excess of the carrying amount of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

Intangible Assets

Intangible assets that are not considered to have finite useful life are amortized over their estimated useful lives. Customer relationships are being amortized over useful lives of five years. The Company continually evaluates the reasonableness of the useful lives of these assets. Additionally, the Company reviews the carrying values of these assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable based on undiscounted estimated cash flows expected to result from its use and eventual disposition.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 — BUSINESS COMBINATION

On March 10, 2025, the Company and Smart Pro entered into a definitive agreement to acquire Pure NJ Logistics LLC (“Pure Logistics”), a New Jersey limited liability company that operates a strategically located logistics center in New Jersey. On March 18, 2025, the acquisition closed, and Smart Pro acquired all of the issued and outstanding equity interests of Pure Logistics. As consideration for the acquisition, Smart Pro paid $2,347 thousand in cash at the closing and an additional amount of $500 thousand in the aggregate (the “Deferred Payment”) to be repaid through promissory notes (the “Pure Logistics Promissory Notes”). The Pure Logistics Promissory Notes bears an annual interest rate of 9% and will be repaid by the 16th month from the closing of the acquisition. In order to secure the payment of the Deferred Payment, the Company issued to the sellers of Pure Logistics, warrants to purchase up to 630 of the Company’s ordinary shares, at an initial exercise price of $46.76 per share (the “Pure Logistics Warrants”). The Pure Logistics Warrants were issued as security for the delivery of the Deferred Payment in full and constitute the sellers’ sole remedy in the event of non-payment of principal or accrued interest on the Pure Logistics Promissory Notes. The Pure Logistics Warrants will only become exercisable upon the occurrence of a Default Event (as defined in the Promissory Notes). At the acquisition date, the Company assessed that no Default Event is expected to occur prior to the payment date of the Deferred Payment. Accordingly, the fair value of the Pure Logistics Warrants was estimated at zero.

On July 1, 2025, the Company settled the Deferred Payment in full. Consistent with the original assessment, the fair value of the Pure Logistics Warrants as of June 30, 2025 remained zero, as no Default Event had occurred and the obligation was subsequently satisfied.

The following table summarizes the fair value of the consideration paid to acquire Pure Logistics as of March 18, 2025 (in thousands):

March 18, 2025
Cash paid	2,347
Deferred Payment	475
Total purchase price	2,822

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed in connection with the acquisition of Pure Logistics as of March 18, 2025 (in thousands):

March 18, 2025
Working capital (*)	587
Property and equipment, net	205
Operating lease right-of-use assets	6,119
Operating lease liabilities	(5,742)
Deferred tax liability	(520)

Intangible assets:
Customer relationships	1,083
Fair value of acquired identifiable assets	1,732
Purchase price	2,822
Goodwill	1,090

(*)	Working capital includes cash and cash equivalents, trade receivables, other receivables, trade payables, and other payables.

The total consideration was allocated to the fair value of assets acquired and liabilities assumed as of the acquisition date, with the excess purchase price recorded as goodwill. Management’s estimate of the fair values of the acquired intangible assets as of the acquisition date is preliminary and subject to change and is based on established and accepted valuation techniques performed with the assistance of third-party valuation specialists. Additional information, which existed as of the acquisition date but is yet unknown to the Company may become known to the Company during the remainder of the measurement period, which will not exceed twelve months from the acquisition date. Changes to amounts will be recorded as adjustments to the provisional amounts recognized as of the acquisition date and may result in a corresponding adjustment to goodwill in the period in which new information becomes available. The goodwill that arose from the acquisition consists of synergies expected from the activities of the Company and Pure Logistics.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 — INVESTMENT IN AFFILIATE

a.

In February 2023, the Company acquired, through Jeffs’ Brands Holdings, approximately 49.1% of the issued and outstanding shares of common stock of SciSparc U.S., a related party of the Company, for approximately $3.0 million in cash. SciSparc U.S. owns and operates Wellution, an Amazon food supplements and cosmetics brand. Jeffs’ Brands Holdings has the right to appoint two of five directors to the board of SciSparc U.S. The Company’s management concluded that the Company has significant influence, but not control, over SciSparc U.S. and, accordingly, accounts for the investment using the equity method. The carrying amount of the investment is adjusted to reflect the Company’s proportionate share of the net earnings or losses and decreased by any dividends received. The Company’s share of income or loss related to this investment is reported as equity earnings (loss) of affiliate in the consolidated statements of operations.

The activity in the Investment accounted for using the equity method was as follows:

Six months ended June 30, 2025
USD in thousands
Balance as of January 1, 2025	754
Equity losses	76
Balance as of June 30, 2025	678

Six months ended June 30, 2024
USD in thousands
Balance as of January 1, 2024	1,940
Equity losses	(245)
Balance as of June 30, 2024	1,695

NOTE 5 — SIGNIFICANT EVENTS DURING THE PERIOD

a.

On January 16, 2025, the Company issued a non-recourse convertible promissory note (the “January Note”) to an institutional investor in the principal amount of $2,850 thousand and a warrant to purchase up to 44,749 ordinary shares (the “January Warrant”). The Company received net proceeds of $2,565 thousand, after a 10% issuance discount, in connection with such issuance.

The January Note bears interest at an annual rate of 8% and is repayable in a single payment on July 16, 2026. The outstanding amount under the January Note is convertible, at the option of the holder, into the Company’s ordinary shares at a conversion price equal to the lower of (i) $47.76779, representing 110% of the volume-weighted average price (“VWAP”) of the Company’s ordinary shares on January 15, 2025, or (ii) 95% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable conversion date.

The January Warrant was issued with an initial exercise price of $41.39679 per share, subject to certain anti-dilution adjustments and other adjustments, and was exercisable upon issuance for a term of 5.5 years, expiring on July 16, 2030.

Upon issuance, both the January Note and the January Warrant were classified as liabilities and recorded at fair value through profit or loss, as the conversion and adjustment features did not meet the criteria for equity classification. At the issuance date, the fair value of the January Note was $4,246 thousand and the fair value of the January Warrant was $1,520 thousand. Because the combined fair value exceeded the proceeds received, the Company recognized an immediate expense of $3,201 thousand in financial expense, net.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 — SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

During the period ended June 30, 2025, the holder of the January Note converted an aggregate of $2,673 thousand of the principal amount into ordinary shares, which triggered adjustments to the exercise terms of previously issued Series A warrants under their anti-dilution provisions (see also Note 5e).

As of June 30, 2025, the fair value of the January Note was $271 thousand, comprised of $177 thousand principal, $76 thousand deferred interest, and $18 thousand early repayment penalty and the fair value of the January Warrant was $1,288 thousand. The change in fair value from the issuance date to June 30, 2025, was recorded in “Financing expenses, net.”

Effective as of June 30, 2025, the Company and the holder amended certain terms of the January Warrant. Following an evaluation of the amended terms, the Company concluded that the warrant is considered indexed to its own equity and reclassified the warrant liability to additional paid-in capital in the amount of $232 thousand.

On July 1, 2025, the Company repaid the remaining balance of the January Note in the amount of $271 thousand.

b.	On January 5, 2025, Mr. Eli Yoresh resigned from the board of directors of the Company effective immediately.

c.

On April 30, 2025, the Company entered into a share purchase agreement (the “SPA”) with Plantify Foods, Inc., a Canadian public company (the “Acquiror”) for the acquisition of Smart Pro. Prior to the closing of the acquisition, the Company will enter into a share transfer agreement with Smart Pro, pursuant to which it will transfer all of the shares of common stock of Jeffs’ Brands Holdings (which holds the minority interest in SciSparc U.S.) to Smart Pro, in exchange for shares of common stock of Smart Pro. Thereafter, the Company will transfer all of the issued and outstanding shares of common stock of Smart Pro to the Acquiror in exchange for 75% of the Acquiror’s issued and outstanding shares, on a fully diluted basis, as an initial payment upon closing of the transaction. Upon the achievement of certain milestones, the Company will receive an aggregate additional number of shares for up to a 90% equity interest in the Acquiror, on a fully diluted basis, each calculated as of immediately following the closing of the transaction.

On July 31, 2025, the Company and the Acquiror entered into an amendment to the SPA. Pursuant to the amendment, following the closing, the Company will hold 78% of the Acquiror’s issued and outstanding share capital, and upon the achievement of certain milestones, the Company will receive an aggregate additional number of shares for up to an 86% equity interest in the Acquiror, on a fully diluted basis.

On September 11, 2025 the Company entered into a share transfer agreement with Smart Pro, pursuant to which all of its shares of Jeffs’ Brands Holdings, which holds an approximately 49.1% ownership interest in SciSparc U.S. will be transferred to Smart Pro in exchange for shares of common stock of Smart Pro. As a result, Jeffs’ Brands Holdings will become a direct, wholly-owned subsidiary of Smart Pro and Smart Pro will own an approximately 49.1% ownership interest in SciSparc U.S. The closing of the share transfer agreement is conditioned upon the receipt of a tax pre-ruling from the Israeli Tax Authority.

d.

On April 9, 2025, the Company granted certain service providers 30,797 Ordinary Shares in the aggregate and recorded an expense of $509 thousand in general and administrative expenses in respect for such grants.

e.

On May 28, 2025, the Company entered into a securities purchase agreement (the “May SPA”) with an institutional investor, pursuant to which the Company issued and sold, in a registered direct offering: (i) 38,971 ordinary shares, at an offering price of $5.10 per ordinary share, and (ii) pre-funded warrants to purchase up to 75,060 ordinary shares, at an offering price of $5.0983 per pre-funded warrant. The pre-funded warrants are exercisable immediately upon issuance, at an exercise price of $0.0017 per ordinary share, and do not expire until they are exercised in full. The offering closed on May 28, 2025. The Company received gross proceeds of approximately $582 thousand from the offering. All of the pre-funded warrants issued in the offering were exercised.

Pursuant to anti-dilution provisions of the Series A warrants and the January Warrant, and following the offering, the exercise price of the outstanding Series A warrants and the January Warrant was adjusted downward to $5.10, pursuant to their respective terms.

f.

On June 26, 2025, the Company entered into a securities purchase agreement (the “June SPA”) with an institutional investor (the “June Notes Holder”), pursuant to which the Company may, from time to time, issue and sell, convertible promissory notes (the “June Notes”) in an aggregate principal amount of up to $100 million.

At the initial closing, the Company issued a June Note with the principal amount of $5,000 thousand for a purchase price of $4,500 thousand in cash. Beginning December 1, 2025, and pursuant to the terms of the June SPA and subject to certain conditions, the Company may request additional drawdowns of up to $2,500 thousand each quarter, with a purchase price equal to 90% of the principal amount.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 — SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

Each June Note bears interest at an annual rate of 4% (increasing to 14% upon an event of default), repayable in 10 equal monthly installments beginning on the 18th month following its date of issuance, unless repaid earlier at the Company’s discretion or extended at the June Notes Holder’s option. The outstanding balance is convertible, at the option of the June Notes Holder, at a conversion price equal to the lower of (i) $6.80 per share and (ii) 88% of the lowest daily VWAP during the 20 trading days preceding conversion, subject to a floor of $1.02856 per share and further adjustments.

The June Notes contain variable conversion terms and other features that do not qualify for equity classification under ASC 815-40. Accordingly, the June Notes are accounted for in their entirety as liabilities, measured at fair value upon issuance and remeasured at fair value at each reporting date, with changes in fair value recognized in financial expense, net. The Company determined the fair value of the outstanding June Notes upon issuance to be $8,393 thousand. As of June 30, 2025, the fair value was $6,801 thousand. The change in fair value during the period was recognized within financial expenses, net.

g.	In connection with efficiency measures undertaken following the acquisition of Pure Logistics (see Note 3) and changes implemented in its operations, Pure Logistics decided not to exercise the renewal option related to one of its warehouses (approximately 40,788 square foot) and returned the premises on June 30, 2025. As a result, the Company reduced its right-of-use asset by $1,826 thousand and its lease liability by $1,715 thousand. The difference of $111 thousand, which resulted primarily from the straight-line recognition of lease expense under ASC 842 in prior periods compared to the variable lease payments actually incurred, was recognized as a gain from reassessment of lease term within cost of sales. In addition, Pure Logistics notified the landlord of its intention to renew the lease agreement for a separate warehouse for an additional 5 years starting November 1, 2025.

NOTE 6 — INTANGIBLE ASSETS

Total intangible assets consisted of the following as of June 30, 2025 and December 31, 2024:

	June 30, 2025
	Gross Amount	Accumulated Amortization	Net Balance
	USD in thousands
Brands	7,774	(3,211)	4,563
Customer relationships	1,083	(54)	1,029
Total	8,857	(3,265)	5,592

	December 31, 2024
	Gross Amount	Accumulated Amortization	Net Balance
	USD in thousands
Brands	7,774	(2,829)	4,945

The Brands and customer relationships are being amortized over useful lives of ten years and five years, respectfully. Amortization expenses were $436 thousand and $384 thousand, for the six months ended June 30, 2025, and 2024, respectively.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 — OTHER PAYABLES

	June 30, 2025	December 31, 2024
	USD in thousands
Government institutions	172	188
Employees and related benefits	101	145
Operating lease liabilities	1,962	89
Deferred Payment (see Note 3)	513	-
Revenue Sharing Payment payable	161	171
Accrued expenses and other payables	952	649
	3,861	1,242

NOTE 8 — CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE LIABILITIES

During the period, 32,660 ordinary shares underlying the Series A warrants were exercised for total consideration of $534 thousand. During July and August 2025, 13,613 ordinary shares underlying the Series A warrants were exercised for total consideration of $69 thousand. None of the additional warrants issued by the Company on November 28, 2022 (the “Additional Warrants”) as a result of certain adjustments pursuant to the terms of the warrants issued as part of the Company’s initial public offering (the “IPO Warrants”) were exercised during the period.

As described in Note 5, during the period, the Company issued the January Note and January Warrant in January 2025 and June Notes in June 2025.

As of June 30, 2025, the outstanding number of ordinary shares to be issued from the conversion of the Series A warrants, Additional Warrants and January Warrant were 116,859, 1,832 and 44,749, respectively.

The following table presents changes in the fair value of the convertible promissory notes and derivative liabilities during the period (in thousands).

	Series A Warrants	Additional Warrants	January Note		January Warrant		June Notes		Total
Balance as of December 31, 2024	5,206	1,014	-		-		-		6,220
Issuance of promissory notes and derivative liability	-	-	4,246		1,520		8,393		14,159
Conversions into ordinary shares	(371)	-	(3,159)		-		-		(3,530)
Change in fair value	(4,260)	(80)	(816	) (*)	(1,288	) (*)	(1,592	) (**)	(8,036)
Reclassification to equity	-	-	-		(232)		-		(232)
Balance as of June 30, 2025	575	934	271		-		6,801		8,581

(*)	Upon issuance, the Company recognized a day-one loss of $3,201 thousand relating to the January Note and January Warrant, in addition to the revaluation disclosed above (see Note 5a).

(**)	Upon issuance, the Company recognized a day-one loss of $3,893 thousand relating to the June Notes, in addition to the revaluation disclosed above (see Note 5f).

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 — CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE LIABILITIES (Cont.)

The following table presents the significant unobservable inputs used for calculation of fair value as of June 30, 2025:

As of June 30, 2025	Series A Warrants	Additional Warrants	January Note	January Warrant	June Notes
Expected volatility	114.3%	164.97%	152.28%-157.3%	110.69%-113.66%	156.93%-157.3%
Exercise price	$5.1	$3,125	$47.7	$47.8-$5.1	$1.028-$6.8
Share price	$6.22	$6.22	$41.65-$6.22	$41.65-$6.22	$8.26-$6.22
Risk-free interest rate	3.74%	3.73%	4.21%-3.96%	4.41%-3.79%	3.83%-3.84%
Dividend yield	-	-	-	-	-
Expected life (years)	4	2.41	1.5-1	5.5-5	1.5-1.48
Weighted average cost of capital (WACC)	22%	-	-	-	-

NOTE 9 — FINANCIAL EXPENSES (INCOME), NET

	Six months ended June 30,
	2025	2024
	USD in thousands

Change in fair value of convertible promissory notes and derivative liabilities	(942)	730
Exchange rate differences	3	20
Interest income	(6)	(60)
Issuance costs of convertible promissory notes	150	-
Issuance costs of financial instruments classified as derivative liabilities	-	603
Revaluation of securities - fair value through profit or loss	(1)	57
Remeasurement of Deferred Payment	25	-
Interest expense on Deferred Payment	13	-
Other finance expenses (income)	8	17
Financial expenses (income), net	(750)	1,367

NOTE 10 — SEGMENT INFORMATION

Segment information was prepared on the same basis that the Company’s chief operating decision maker (“CODM”), the former Chief Executive Officer (the “Former CEO”), managed the business, made business decisions and assessed performance. The Former CEO resigned after the date of the interim condensed consolidated financial statements (see Note 12d). The Company has one operating and reportable segment, which is the acquisition, improvement and operation of the Brands. See Note 1a for further details.

The CODM assessed performance for this segment and decided how to allocate resources based on net loss. The measure of segment assets that was reviewed by the CODM was reported within the Consolidated Balance Sheet as consolidated Total assets. The former CEO performed the assessment of segment performance by using the reported measure of segment loss to monitor actual results. As of the date of issuance of these financial statements, the new Chief Executive Officer has not yet been designated as the CODM.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10 — SEGMENT INFORMATION (Cont.)

The table below summarizes the significant expense categories regularly reviewed by the CODM for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
	2025	2024
	USD in thousands

Revenue	6,984	6,198
Cost of goods sold and cost of advertising (1)	(6,973)	(5,999)
Operating expenses (2)	(7,937)	(2,679)
Other segment items (3)	5,184	(1,395)
Net loss	(2,742)	(3,875)

(1)	Includes cost of goods sold and direct advertising expenses related to Amazon and other sites.

(2)	Operating expenses include payroll (which are not included in the cost of goods sold), interest income (expense), net, exchange rate differences, advertising and marketing expenses which are not included in cost of advertising rent, insurance, travel and entertainment, income taxes, consultants fee, legal fees and miscellaneous expenses.

(3)	Other segment expense items include equity losses, changes in fair value of derivative liabilities, loss from change in value of investment at fair value, depreciation and amortization of intangible assets and changes in deferred taxes, net.

Revenues are attributed to geographic areas:

	Six months ended June 30,
	2025	2024
	USD in thousands

America	1,631	1,374
Europe	5,353	4,824
	6,984	6,198

NOTE 11 — RELATED PARTIES — TRANSACTIONS AND BALANCES

a.	Transactions with interested and related parties:

	Six months ended June 30,
	2025	2024
	USD in thousands
Cost of sales:
Inventory storage (c1)	55	207
Purchased goods	20	-
	75	207
General and administrative:
Consulting fees (c1), (c2)	602	198
Share based payment (c6)	173	-
Revenue Sharing Payment (c4)	24	21
	799	219
Other income:
Consulting Agreement (c3)	(60)	(60)

Financial expenses (income), net:
Interest expense on Deferred Payment	9	-

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 — RELATED PARTIES — TRANSACTIONS AND BALANCES (Cont.)

b.	Balances with interested and related parties:

	Period ended
	June 30, 2025	December 31, 2024
	USD in thousands
Assets:
Other receivables – non-current (c3)	172	112
	172	112
Liabilities:
Other payables (c1) (c2) (c4)	882	120
Convertible promissory notes (c5)	7,071	-
	7,953	120

c.	Additional information:

1.

On October 26, 2022, the Company and Pure Capital entered into a consulting agreement (the “Pure Capital Consulting Agreement”), pursuant to which Pure Capital agreed to provide consulting services to the Company for a monthly fee of NIS 57.75 thousand (approximately $16 thousand). Pursuant to the Pure Capital Consulting Agreement, Pure Capital is also entitled during the term of the consulting agreement to the following payments: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, including warrants then outstanding or issued thereafter, and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital.

Additionally, on October 26, 2022, the Company and Pure Logistics, a company wholly-owned by Pure Capital and a former director of the Company, entered into a warehouse storage agreement located in New Jersey. As described in Note 3, on March 18, 2025, the Company acquired all of the issued and outstanding equity interests of Pure Logistics (which was accounted for as a related-party transaction prior to the acquisition).

On February 5, 2024, the Company paid Pure Capital $100 thousand under the Pure Capital Consulting Agreement, in connection with the Company’s initial public offering.

On April 7, 2025, the Company and Pure Capital entered into an amendment to the Pure Capital Consulting Agreement, to be effective as of January 1, 2024. Pursuant to the amendment, Pure Capital is entitled to a special bonus upon the consummation of an offering of securities of the Company, including proceeds received from the exercise of warrants, based on the following distribution of gross proceeds: (i) up to $2.5 million, Pure Capital will be entitled to a bonus payment of $175,000; (ii) between $2.5 million and $5 million, Pure Capital will be entitled to a bonus payment between $175 thousand to $300 thousand; (iii) between $5 million and $10 million, Pure Capital will be entitled to a bonus payment between $300 thousand to $700 thousand; and (iv) above $10 million, Pure Capital will be entitled to a bonus payment between $700 thousand to $1,300 thousand. In addition, in lieu of a bonus payment of $124 thousand that Pure Capital was entitled to pursuant to the amendment, the Company issued to Pure Capital 5,964 ordinary shares.

On August 1, 2025, the Company and Pure Capital entered into a second amendment to the Pure Capital Consulting Agreement, pursuant to which Pure Capital is no longer entitled to receive a monthly consulting fee and is entitled to receive reimbursement of expenses for up to $5 thousand.

2.

On April 30, 2024, the Company entered into a consulting agreement (the “Xylo Consulting Agreement”) with Xylo Technologies Ltd. (formerly Medigus Ltd.) (“Xylo”), pursuant to which Xylo agreed to provide consulting services to the Company for a monthly fee of $20 thousand. The Xylo Consulting Agreement is for a 36-month term beginning in January 2024 and may be terminated for cause upon 30 days’ prior notice. Consulting fees under the Xylo Consulting Agreement are included in other expenses.

On April 7, 2025, the Company and Xylo entered into an amendment to the Xylo Consulting Agreement pursuant to which the monthly fee payable to Xylo was reduced to $10 thousand, effective as of January 1, 2025.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 — RELATED PARTIES — TRANSACTIONS AND BALANCES (Cont.)

3.

On March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S. (the “SciSparc Consulting Agreement”), pursuant to which the Company agreed to provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20 thousand and the Company received a one-time signing bonus of $51 thousand. The SciSparc Consulting Agreement has no defined term and may be terminated by either party with 30 days’ prior notice. In November 2023 the monthly fee was reduced to $10 thousand. Consulting fees received under the SciSparc Consulting Agreement are -included in other income in the condensed consolidated statements of operations.

On July 28, 2025, the Company and SciSparc U.S. entered into a side letter to the SciSparc Consulting Agreement, pursuant to which, as of July 28, 2025, all consulting fees that were outstanding or that accrue for services rendered after such date, shall be payable only (i) out of the Company’s positive cash flow and (ii) not earlier than October 30, 2026.

4.

In April 2024, the Company paid $12 thousand to Xylo and $9 thousand to Pure Capital as a revenue sharing payment. The outstanding amount payable to Xylo and Pure Capital as of June 30, 2025 is $14 thousand and $10 thousand, respectively.

5.	See Note 8 regarding the convertible promissory note on January 16, 2025.

6.	See Note 5d regarding the Share based payment on April 9, 2025.

NOTE 12 — SUBSEQUENT EVENTS

a.	See Note 3 regarding the settlement of the Deferred Payment on July 1, 2025.

b.	See Note 4a regarding the repayment of the remaining balance of the January Note on July 1, 2025.

c.	See Note 7 regarding the exercise of Series A warrants.

c.

On July 7, 2025, the transaction contemplated under the share purchase agreement, dated February 16, 2025, (the “Fort Purchase Agreement”) with Fort Technology Inc. (formerly Impact Acquisitions Corp Inc., “Impact”) was completed. Pursuant to the Fort Purchase Agreement, at the closing, the Company sold to Impact all of the issued and outstanding shares of Fort, in consideration for 100 million common shares of Impact and up to an additional 66 million common shares of Impact, contingent upon the achievement of certain pre-determined milestones, at a deemed price of CAD 0.171246 per share. This consideration represents a post-closing equity interest of 75.02% of Impact’s outstanding shares (or up to 83.29% upon full achievement of the milestones). The transaction is based on a total value of Impact of approximately CAD 4.8 million (approximately $3.3 million) (net of transaction costs and reflecting a minimum cash position of CAD 700,000 (approximately $486,330), and ascribes to Fort Products a total valuation of approximately CAD 17.1 million (approximately $11.9 million).

On July 10, 2025, the trading of Impact’s common shares resumed trading on the TSX Venture Exchange.

In connection with the Fort Purchase Agreement, on September 11, 2025, Fort and Jeffs’ Brands Holdings entered into a membership interests transfer agreement, pursuant to which Jeffs’ Brands Holdings assigned to Fort, all of the membership interest in Fort Products LLC, such that Fort Products LLC became a wholly owned subsidiary of Fort.

d.	On July 21, 2025, Mr. Viki Hakmon resigned from the board of directors of the Company effective immediately and from his position as the chief executive officer of the Company, effective as of July 31, 2025.

e.	On July 21, 2025, the board of directors of the Company approved the appointment of Mr. Eliyahu Zamir as the Company’s Chief Executive Officer, effective as of August 1, 2025.

f.	On August 13, 2025, Fort Technology Inc. (formerly Impact) entered into a private placement of convertible debentures with total gross proceeds of CAD 5,000 (approximately $3,640 thousand). The private placement closed on August 22, 2025. The debentures bear annual interest at 10%, payable quarterly, and mature two years after the issuance date. The principal amount is convertible, at the option of the holder, into units at a conversion price of CAD 0.185 per unit. Each unit consists of one common share and one warrant to purchase one common share at an exercise price of CAD 0.185, exercisable for a period of five years.

The Company participated in the private placement and purchased convertible debentures for CAD 2.2 million (approximately $1.6 million).

g.	Subsequent to June 30, 2025, 13,613 and 110,371 Series A warrants and June Notes, respectfully, were exercised or converted, for total consideration of $598 thousand. Pursuant to anti-dilution provisions of Series A warrants and January Warrant and following to such exercises, the exercise price of the outstanding Series A warrants and January Warrant was adjusted to $3.18516.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2025.

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our belief that our existing cash and cash equivalents as of June 30, 2025, will be sufficient to fund our operations through the next twelve months;

●	our ability to adapt to significant future alterations in Amazon’s policies;

●	our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding into new territories;

●	our ability to meet our expectations regarding the revenue growth and the demand for e-commerce;

●	our ability to successfully integrate or execute upon the logistics center operations business of Pure NJ Logistics LLC, or Pure Logistics, which we acquired in March 2025;

●	our proposed restructuring plan, which may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results;

●	the overall global economic environment;

●	the impact of competition and new e-commerce technologies;

●	projected capital expenditures and liquidity;

●	our ability to retain key executive members;

●	the impact of possible changes in Amazon’s policies and terms of use;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	changes in our strategy;

●	general market, political and economic conditions in the countries where our headquarters are located or in which we operate, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2024, or our Annual Report, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2025 and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Jeffs’ Brands”, the “Company”, “we”, “us” or “our” are to Jeffs’ Brands Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements as of and for the six months ended June 30, 2025, and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2024 and related notes thereto included in our Annual Report filed with the SEC.

Unless otherwise indicated, dollars are in thousands.

Overview

We are an e-commerce consumer products company operating primarily on the Amazon market place, or Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the Fulfillment by Amazon, or FBA, model. As of June 30, 2025, we had six subsidiaries, held directly by us or through our subsidiaries: Smart Repair Pro; Top Rank Ltd.; Fort Products Limited, or Fort; Jeffs’ Brands Holdings Inc.; Fort Products LLC; and Pure Logistics. We also hold, through our subsidiary Jeffs’ Brands Holdings Inc., a minority interest in SciSparc Nutraceuticals Inc., to which we provide a variety of professional and business support services. As of July 7, 2025 we also hold approximately 75.02% of the equity interest of Fort Technology Inc. (formerly known as Impact Acquisitions Corp), or Fort Technology. The Company’s subsidiary, Pure Logistics, operates a logistics center specializing in warehousing and distribution services.

2

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

Recent Developments

Amended and Restated Warrant

On September 9, 2025, we amended and restated a warrant to purchase ordinary shares, no par value, of the Company, or the Ordinary Shares, issued to the holder thereof in connection with a convertible promissory note, dated January 16, 2025, or the January Warrant, effective as of June 30, 2025.

Appointment of Chief Executive Officer

On July 21, 2025, the Board approved the appointment of Mr. Eliyahu Zamir as our Chief Executive Officer, which was effective as of August 1, 2025. Mr. Zamir replaced Mr. Viki Hakmon, who resigned from his position as our Chief Executive Officer, effective as of July 31, 2025. On July 21, 2025, Mr. Hakmon also resigned from his position as a director on the Board, effective immediately. On July 21, 2025 we entered into a consulting agreement with Mr. Eliyahu Zamir in connection with the services he will provide as our Chief Executive Officer.

Fort Purchase Agreement

On February 6, 2025, we entered into share purchase agreement, or as amended on May 31, 2025, the Fort Purchase Agreement, with Fort Technology, pursuant to which, on the terms and subject to the conditions of the agreement, Fort became a wholly owned subsidiary of Fort Technology and we received a controlling equity interest in the Fort Technology, or the Fort Transaction.”.

Pursuant to the Fort Purchase Agreement, at the closing of the Fort Transaction, which occurred on July 7, 2025, we sold to Fort Technology, all of the issued and outstanding shares of Fort, in consideration for 100,000,000 common shares of Fort Technology and up to an additional 66,000,000 common shares of the Acquirer, contingent upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in the Acquirer of 75.02% (or up to 83.29% in the event of the full achievement of the milestones).

In connection with the Fort Purchase Agreement, on September 11, 2025, Fort and Jeffs’ Brands Holdings Inc. entered into a membership interests transfer agreement, pursuant to which Jeffs’ Brands Holdings Inc. assigned to Fort, all of the membership interest in Fort Products LLC, such that Fort Products LLC became a wholly owned subsidiary of Fort.

June 2025 Reverse Split

On May 29, 2025, our Board approved the June 2025 Reverse Split, which became effective as of market open on June 16, 2025, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 17 Ordinary Shares held as of such date. The June 2025 Reverse Split did not reduce the number of our authorized share capital, which as consists of 1,500,000 Ordinary Shares. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein give effect to the June 2025 Reverse Split.

Smart Purchase Agreement

On April 30, 2025, we entered into a share purchase agreement, or the Smart Purchase Agreement, with Plantify Foods, Inc. (TSXV: PTFY) a Canadian public company, or Plantify, pursuant to which, on the terms and subject to the conditions of the Smart Purchase Agreement, we will sell to Plantify, and Plantify will purchase from us, all of the issued and outstanding equity interests of our wholly owned subsidiary, Smart Repair Pro, to Plantify, or the Proposed Smart Transaction.

3

Smart Repair Pro currently operates our stores on the Amazon U.S. Marketplace and owns Pure Logistics. On September 11, 2025 we entered into a share transfer agreement with Smart Repair Pro, pursuant to which all of our shares of Jeffs’ Brands Holdings Inc., which holds an approximately 49.1% ownership interest in SciSparc Nutraceuticals Inc, will be transferred to Smart Repair Pro in exchange for shares of common stock of Smart Repair Pro. As a result, Jeffs’ Brands Holdings Inc. will become a direct, wholly-owned subsidiary of Smart Repair Pro and Smart Repair Pro will own an approximately 49.1% ownership interest in SciSparc Nutraceuticals Inc. The closing of the share transfer agreement is conditioned upon the receipt of a tax pre-ruling from the Israeli Tax Authority.

On July 31, 2025, we entered into an amendment to the Smart Purchase Agreement, which, among other things: (i) adjusted the number of common shares of Plantify to be issued to the Company at the closing of the Proposed Smart Transaction from 40,375,000 common shares to 49,300,000 common shares, representing approximately 78% of Plantify’s issued and outstanding common shares on a post-transaction basis; and (ii) adjusted the issuance of the number of common shares of Plantify to be issued to the Company, contingent upon the achievement of certain pre-determined milestones following the closing, from 129,000,000 common shares of Plantify to 45,000,000 common shares of Plantify.

The Proposed Smart Transaction is expected to close by December 31, 2025, subject to customary closing conditions, and compliance with any regulatory approvals. There is no guarantee when or if the Proposed Smart Transaction will be completed.

Comparison of the Six Months Ended June 30, 2025, and 2024

Results of Operations

The following table summarizes our results of operations for the periods presented:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Revenues	6,984	6,198
Cost of sales	6,415	5,441
Gross profit	569	757
Sales and marketing	661	603
General and administrative	3,483	2,413
Equity losses	76	245
Other income, net	(65)	(60)
Operating loss	(3,586)	(2,444)
Financial expenses (income), net	(750)	1,367
Tax expenses (income)	(94)	64
Net loss for the period	(2,742)	(3,875)

Revenues

Our revenues are primarily derived from sales on Amazon. On March 18, 2025, we closed the acquisition of Pure Logistics and so revenues for the six months ended June 30, 2025 also include income from storage and logistics services.

Our revenues for the six months ended June 30, 2025 were $6,984 compared to $6,198 for the six months ended June 30, 2024. This represents an increase of $786 or 13%. The increase was primarily attributable to revenues generated by Pure Logistics of approximately $612 in the six months ended June 30, 2025.

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Cost of goods sold

Our cost of goods sold consists of the purchase of finished goods, freight, cost of commissions to Amazon and other e-commerce platforms, salary and change in inventory.

The following table sets forth the breakdown of cost of goods sold for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Purchases of finished goods and changes in inventory	$2,008	$1,971
Freight	463	310
Storage	97	264
Salaries	616	71
Cost of commissions	3,231	2,825
Total	6,415	5,441

Our cost of goods sold for the six months ended June 30, 2025 was $6,415 compared to $5,441 for the six months ended June 30, 2024. This represents an increase of $974 or 18%. The increase was primarily attributable to: (i) a decrease in storage expenses of $167 due to a decrease in Smart Repair Pro’s inventory kept in warehouses; (ii) an increase in freight charges of $153 attributable to purchases of inventory from suppliers located abroad by Fort; (iii) an increase in salaries, mainly attributable to salaries paid to employees of Pure Logistics of approximately $480; and (iv) an increase in cost of commissions, mainly paid to Amazon, of $406 due to an increase in sales in Europe, which are subject to higher fees compared to Amazon UK and Amazon U.S.

Gross profit

Our gross profit for the six months ended June 30, 2025 was $569 compared to gross profit of $757 for the six months ended June 30, 2024. This represents a decrease of $188, or 25%. The decrease was primarily due to an increase in revenues, offset by an increase in cost of sales, as described above.

Operating expenses, net

Our operating results reflect four components: marketing and sales expenses; general and administrative expenses; equity losses; and other income.

Marketing and sales expenses

Our marketing and sales expenses consist primarily of Amazon marketing fees, consultant fees and other marketing and sales expenses.

The following table sets forth the breakdown of marketing and sales expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Advertising	$572	$567
Wages, salaries and related expenses	89	36
Total	661	603

Our marketing and sales expenses for the six months ended June 30, 2025 were $661 compared to expenses of $603 for the six months ended June 30, 2024, representing an immaterial increase compared to the prior period.

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General and administrative expenses

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees, legal, amortization of intellectual property assets and other general and administrative expenses.

The following table sets forth the breakdown of our general and administrative expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Payroll and related expenses	$583	$641
Subcontractors	-	7
Professional services and consulting fees	1,752	731
Director fees	174	143
Rent and office maintenance expenses	147	99
Amortization of intangible assets	404	390
Insurance	120	136
Other expenses	303	266
Total	3,483	2,413

Our general and administrative expenses for the six months ended June 30, 2025 were $3,483 compared to $2,413 for the six months ended June 30, 2024, representing an increase of $1,070, or 44%. The increase was primarily attributable to higher consultant costs (including $509 of share-based compensation), increased rent and office maintenance expenses, and higher revenue sharing costs due to an increase in our revenue.

Other income

Our other income for the six months ended June 30, 2025 was $65 compared to $60 for the six months ended June 30, 2024. Other income consists primarily of management fees derived from SciSparc Nutraceuticals Inc., pursuant to our existing consulting agreement with SciSparc Nutraceuticals Inc.

Share of losses accounted for at equity

Our share of losses accounted for as equity for the six months ended June 30, 2025 was $76 compared to $245 for the six months ended June 30, 2024, which is attributable to losses incurred from our investment in SciSparc Nutraceuticals Inc.

Operating loss

Our operating loss for the six months ended June 30, 2025 was $3,586, compared to operating loss of $2,444 for the six months ended June 30, 2024, an increase of $1,142, or 47%. The increase was primarily due to higher operating expenses, as described above.

Financial expenses (income), net

We recorded net financial income of $750 for the six months ended June 30, 2025, compared to net financial expenses, net, of $1,367 for the six months ended June 30, 2024, a decrease of $2,117. The decrease was primarily attributable to income from fair value revaluation in connection with the convertible promissory notes and the derivative liabilities of $942 in the six months ended June 30, 2025.

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Net loss for the period

Our net loss for the six months ended June 30, 2025 was $2,742, compared to net loss of $3,875 for the six months ended June 30, 2024, a decrease of $1,133, or 29%. The decrease was primarily attributable to an increase in financial income offset by increase in operating expenses and decrease in gross profit, as described above.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited financial statements for the six months ended June 30, 2025. There have been no material changes to our critical accounting policies as described in the Annual Report other than as described in Note 2 to our unaudited consolidated financial statements for the six months ended June 30, 2025. We believe that the accounting policies described below and in Note 2 to unaudited financial statements for the six months ended June 30, 2025, are critical in order to fully understand and evaluate our financial condition and results of operations.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Liquidity and Capital Resources

Overview

Since Jeffs’ Brands’ inception in March 2021 to date, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon (after deducting FBA fees and advertising fees) and the issuance of Ordinary Shares, warrants and convertible promissory notes through issuances such as the initial public offering, the January 2024 private placement, the January Note, the May Offering, and the SPA. As of June 30, 2025 and 2024, we had approximately $6,066 and $2,815, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Net cash used in operating activities	$(2,409)	$(3,534)
Net cash used in investing activities	(2,259)	(436)
Net cash from (used in) financing activities	8,140	6,255
Net (decrease) in cash and cash equivalents	(6,066)	(2,815)

We expect that for the foreseeable future we will finance our activities using the proceeds from sales of our existing and future brands.

Operating activities

Our net cash used in operating activities was $2,409 for the six months ended June 30, 2025, compared to net cash used in operating activities of $3,534 for the six months ended June 30, 2024, representing a decrease of $1,125, or 32%. The decrease was primarily attributable to a decrease in net loss of $1,133, a decrease in net change in fair value of convertible promissory notes and derivative liabilities of $1,672, issuance of share-based compensation to a consultant, and was offset by an increase in account payables and other payables as well as a decrease in trade and other receivables.

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Investing activities

Our net cash used in investing activities was $2,259 for the six months ended June 30, 2025, compared to net cash used in financing activities of $436 for the six months ended June 30, 2024, representing an increase of $1,823, or 518%. The increase was primarily attributable to the acquisition of Pure Logistics for $2,253.

Financing activities

Our net cash provided by financing activities was $8,140 for the six months ended June 30, 2025, compared to net cash provided by investing activities of $6,255 for the six months ended June 30, 2024, representing an increase of $1,885, or 30%. The change was attributable to the proceeds from the issuance of convertible promissory notes, the exercise of Series A warrants and the issuance of Ordinary Shares and pre-funded warrants.

Financial arrangements

On January 16, 2025, we issued to an institutional investor the January Note, in the principal amount of $2,850 and the January Warrant to purchase up to 44,749 Ordinary Shares. The net proceeds received from the issuance amounted to $2,565, after a 10% issuance discount on the principal amount of the January Note.

The January Note bears interest at an annual rate of 8% and is repayable in a single payment on July 16, 2026. The outstanding amount under the January Note is convertible, at the option of the holder, into Ordinary Shares at a conversion price equal to the lower of (i) $47.76779, representing 110% of the volume weighted average price, or VWAP, of the Ordinary Shares on January 15, 2025, or (ii) 95% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable conversion date. As of September 8, 2025, the exercise price of the January Note is $3.18516.

The January Warrant was issued with an initial exercise price of $41.39679 per share, subject to certain anti-dilution adjustments and other adjustments, and is exercisable upon issuance for a term of 5.5 years, expiring on July 16, 2030.

During the six months period ended June 30, 2025, the holder of the January Note converted an aggregate of $2,673 of the principal amount into Ordinary Shares. As of June 30, 2025, the fair value of the January Note was $271, comprised of $177 in the principal amount, $76 in deferred interest, and $18 in the form of an early repayment penalty.

On May 28, 2025, we issued, in a registered direct offering, or the May Offering, (i) 38,971 Ordinary Shares, at an offering price of $5.10 per Ordinary Share and (ii) pre-funded warrants to acquire up to 75,060 Ordinary Shares at an offering price of $5.0983 per pre-funded warrant. The pre-funded warrants were exercisable immediately upon issuance, at an exercise price of $0.0017 per Ordinary Share. The May Offering closed on May 28, 2025. We raised aggregate gross proceeds of approximately $582 from the May Offering. All the pre-funded warrants issued in the May Offering have been exercised.

Pursuant to anti-dilution provisions of the Series A warrants and the January Warrant, as a result of the May Offering, the exercise price of both outstanding Series A warrants and the January Warrant was adjusted to $5.10

On June 26, 2025, we entered into a Securities Purchase Agreement, or the SPA, with an institutional investor. Pursuant to the SPA, we may issue, from time to time, convertible promissory notes up to an aggregate principal amount of $100 million.

At the initial closing on June 26, 2025, we issued the June Note in the principal amount of $5,000 for a purchase price of $4,500 in cash. Beginning December 1, 2025, and subject to certain conditions, we may request additional drawdowns of up to $2,500 each quarter, with a purchase price equal to 90% of the principal amount.

Current outlook

We have financed our operations to date primarily through proceeds from our initial public offering, the January 2024 private placement, the January Note, the May Offering, the SPA and proceeds from sales on the different Amazon platforms (after FBA fees and advertising fees).

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As of June 30, 2025, our cash and cash equivalents were $6,066. We expect that our existing cash and cash equivalents as of June 30, 2025, will be sufficient to fund our current operations for the next twelve months. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of purchasing new brands and their development plans;

●	the costs of operating Pure Logistics and Fort Technology;

●	the costs of manufacturing and shipment of our products;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the magnitude of our general and administrative expenses; and

●	the costs of completing our proposed restructuring plan, including the Proposed Smart Transaction.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates and U.S. dollar/GBP, which is discussed in detail in the following paragraph.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the U.S. dollar. We incur some of our income and expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries.

Global inflation has risen in 2025. To date, we have not been subject to inflationary pressures. We cannot assure you that we will not be adversely affected in the future.

As of June 30, 2025 the annual rate of inflation in Israel was 2.50%. The NIS appreciated against the U.S. dollar by approximately 7.54% for the six months ended June 30, 2025 and depreciated by approximately 3.64% for the period ended June 30, 2024.

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